UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):__Form 10-K __Form 20-F __Form 11-K  X Form 10-Q __Form N-SAR

               For Period Ended:  JULY 31, 1996
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:_____________________


PART I-REGISTRANT INFORMATION

     IFS International, Inc.

     Rensselaer Technology Park, 185 Jordan Rd.

     Troy, NY 12180


PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |(a) The reasons described in reasonable detail in Part III of this form
     |    could not be eliminated without unreasonable effort or expense;
     |
     |(b) The subject annual report, semi-annual report, transition report
     |    on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
 _X_ |    will be filed on or before the fifteenth calendar day following
     |    the prescribed due date; or the subject quarterly report of
     |    transition report on Form 10-Q, or portion thereof will be filed
     |    on before the fifth calendar day following the prescribed due
     |    date; and
     |(c) The accountant's statement or other exhibit required by rule 12b-
     |    25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time will be required in order for the registrant to complete and issue the Quarterly Report on Form 10-QSB. Due to the understaffing of the Company's accounting department along with the late filing of the Company's Form 10-KSB, additional time will be required to complete form 10-QSB. The company is in the process of adding additional staff to it's accounting department and does not foresee this to be a problem with future filings.
This current filing could not have been timely without unreasonable effort or expense. The additional five days should be sufficient to complete the filing.


PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Carmen Pascuito               518  283-7900

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)been filed? If answer is no,
identify report(s).   _X_ Yes  __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ___ Yes   _X_ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            IFS INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    SEPTEMBER 16, 1996         By    \S\ FRANK PASCUITO
                                        Frank Pascuito, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. Theinformation contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to this notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.